Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Quarter Ended March 31, 2005

	File No.  000-30347

Dear Mr. Gray:

	We have reviewed the above referenced filings and your June
20,
2005 response to our letter dated June 7, 2005, as well as, our teleconference calls on August 9, 2005 and August 18, 2005, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

1. We have evaluated your June 20, 2005 response 3 as it relates to
your policy of charging the excess of costs incurred over
cumulative
revenues recognized against deferred revenue. The effect of this policy appears to be to accelerate the timing of revenue recognition such that incurred costs have no impact on the income statement in the period in which they are incurred. It does not appear that the income characterization guidance in EITF 01-9 provides a basis for changing the timing of revenue recognition. Please advise.
2. In our telephone conferences on August 9, 2005 and August 18, 2005, you indicated that you recognize the $4 million in maintenance fees over the performance period.  Please help us understand why each
of the maintenance fees does not represent a substantive
milestone.
3. Please analyze for us why it is appropriate to treat the
December
2004 amendment as an arrangement separate and apart from the June 2003 arrangement rather than as a modification of the June 2003 arrangement. We understand from our telephone conferences on August
9, 2005 and August 18, 2005 that the December 2004 amendment was not
contemplated at the time the June 2003 arrangement was entered into
and therefore given the time elapsed between the June 2003 arrangement and its amendment you do not believe that the presumption in EITF 00-21, paragraph 2 has been met.  However, we also note that
the December 2004 amendment appears to change the rate per full time
equivalent implicit in the June 2003 arrangement through the acceleration of the $2 million cash payment originally due in June 2005. That is, the December 2004 amendment appears to modify the June 2003 arrangement rather than provide for incremental services.
In these circumstances, it is unclear why the December 2004
amendment
is accounted for as a unit of accounting separate and apart from the
June 2003 single unit of accounting.  In addition, please clarify to
us what role the joint steering committee has in the additional eight
full-time equivalents provided in the December 2004 amendment.
4. In our telephone conferences on August 9, 2005 and August 18,
2005
you indicated that you recognized the right to receive $4 million in
maintenance fees as a financial asset on the date the June 2003 agreement was signed. You indicated that you believed these fees represented deferred payments contingent solely on the expiration of time because the contract did not explicitly link these fees to any
particular performance under the contract.  You also indicated
that
if Curis failed to provide the services specified in the June 2003 arrangement that Curis would not be entitled to the $4 million maintenance fee notwithstanding the absence of an explicit link between these performance provisions and the $4 million in maintenance fees. Under these circumstances, it is unclear why you believe the right to receive $4 million maintenance fees
represents a
financial asset on the date the June 2003 agreement was signed.
Please advise.
5. We note from your disclosures on page 70 of your December 31,
2004
Form 10-K that you sold 1,323,835 shares of common stock to
Genentech
for $3.5 million on June 11, 2003 as partial consideration for the rights and licenses granted to Genentech under the Collaboration Agreement. We also understand from our telephone conference on August 9, 2005 that the $2.644 purchase price of the common stock sold to Genentech was based on the average closing share price for 30 trading days preceding June 11, 2003, which you believe approximates fair value. Since the common stock was issued as part of a transaction to sell goods or services to Genentech, it appears that such issuance should be measured and recognized in accordance with EITF 96-18 and classified in accordance with EITF 01-9. Please give us your analysis of both the requirement under EITF 96-18/Statement
123 to use the quoted market price of the common stock if the common stock is more reliably measurable and the discussion prior to example
4 in EITF 01-9, Exhibit 01-9B. In your analysis, please reconcile the value you attributed to the common stock with the quoted market price of the common stock on the EITF 96-18 measurement date. If you believe the difference between the $3.5 million value you attributed to the common stock and the fair value of that common stock determined using the quoted marked price of a share of the common stock on the 96-18 measurement date is not material please provide us your SAB 99 analysis. In this regard, the apparent absence of any disclosure about an identifiable benefit, as that term is used in EITF 01-9, appears to suggest that the common stock issued represents a sales incentive. It also appears that the common stock is more reliably measurable than the sales incentive given, but it appears that the $3.5 million fair value is not based on the quoted market price of the common stock on the EITF 96-18 measurement date.
6. See your revenue recognition policy in Note 1. Please clarify in your disclosure:
* How you distinguish between milestones and services in a single unit of accounting.
* What "the remainder" is.
* How your accounting on the Genentech arrangement for the $4 million maintenance fees ratably over the performance period reconciles with your accounting policy disclosure in Note 1 that indicates you recognize such fees based on expected total labor hours for the service.
7. In Note 1, you state that you assess proportional performance of services in some circumstances based on the ratio of costs incurred to date to total costs to be incurred under the related contract. Please help us understand why you believe cost is an output measure.
If cost is an input measure, please help us understand by reference to specific authoritative literature why you believe use of an input measure to assess proportional performance for a service contract is appropriate.

Disclosures
8. Based on our telephone conferences on August 9, 2005 and August 18, 2005 we believe additional disclosures are necessary to provide better transparency into your business. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

* Separately present royalty revenue and license fee revenue on the face of the Consolidated Statement of Operations and Comprehensive Loss.
* Disclose your accounting policy for characterizing in the income statement sales incentives and other consideration given to your customers. Refer to EITF 01-9.
* Ensure that the material facts of and accounting for each of the collaborations disclosed in Note 4 are disclosed. For example, in telephone conferences with us, you indicated that the $4 million maintenance fees were recorded as financial assets on June 11, 2003.
You also indicated that in exchange for the exercise of the co-development option, you gave up your right to certain US milestones.
We are unable to locate disclosure to this effect in Note 4.
* Clarify why you believe it is appropriate in the Genentech agreement to record the revenue over the period of the steering committee services instead of the research and development period. Clarify your obligations under the steering committee and the composition of the steering committee.
* Clarify the reasons no accounting treatment was given to the option exercised in the June 2003 agreement. In this regard, we note that only Curis could exercise the option and that there was no deliverable under EITF 00-21.
* For each collaboration agreement disclosed in Note 4, please disclose the following:
* Whether the arrangement represents a single unit of accounting or multiple unit of accounting. If it is a single unit of accounting, identify the unique attributes of the collaboration that support this conclusion. If there are multiple units of accounting, identify them. For each collaboration, ensure that it is clear from the disclosure in Notes 1 and 4 how you are accounting for each unit of accounting.
* What the performance period is and how it was determined.
* Whether the milestones are substantive or whether they are recognized proportionally.
* Whether consideration was given to the collaborator and if so, how you accounted for and characterized this consideration in the income statement.
Please provide to us your revised disclosures.

*    *    *    *


      	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								For Jim B. Rosenberg
								Senior Assistant Chief
Accountant

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Michael P. Gray
Curis, Inc.
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